UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-37975

L3 Technologies, Inc.
(and the subsidiary guarantor registrants listed in Schedule A)
(Exact name of registrant as specified in its charter)

600 Third Avenue, New York, New York 11106
(212) 697-1111
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

4.950% Senior Notes due 2021 (and the guarantees related thereto)
3.850% Senior Notes due 2023 (and the guarantees related thereto)
3.950% Senior Notes due 2024 (and the guarantees related thereto)
3.850% Senior Notes due 2026 (and the guarantees related thereto)
4.400% Senior Notes due 2028 (and the guarantees related thereto)

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an ☒ in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

4.950% Senior Notes due 2021: Less than 300

3.850% Senior Notes due 2023: Less than 300

3.950% Senior Notes due 2024: Less than 300

3.850% Senior Notes due 2026: Less than 300

4.400% Senior Notes due 2028: Less than 300

Schedule A
TABLE OF SUBSIDIARY GUARANTOR REGISTRANTS

Exact Name of Registrant as Specified in its Charter[1]	State or Other Jurisdiction of Incorporation or Organization	I.R.S. Employer Identification Number
L3 Applied Technologies, Inc.	Delaware	453795120
L-3 Communications AIS GP Corporation	Delaware	134137187
L3 Aviation Products, Inc.	Delaware	381865601
L3 Electron Devices, Inc.	Delaware	912046609
L3 ESSCO, Inc.	Delaware	042281486
L-3 Communications Flight Capital LLC	Delaware	753089735
L3 Foreign Holdings, Inc.	Delaware	205871893
L-3 Communications Integrated Systems L.P.	Delaware	030391841
L-3 Communications Investments Inc.	Delaware	510260723
L3 Security & Detection Systems, Inc.	Delaware	043054475
L-3 Domestic Holdings, Inc.	Delaware	453795216
L3 Fuzing and Ordnance Systems, Inc.	Delaware	310740721
L3 Unidyne, Inc.	Delaware	453795033
Power Paragon Inc.	Delaware	232523436
SPD Electrical Systems, Inc.	Delaware	232457758
L-3 Afghanistan, LLC	Delaware	473563503
L-3 Centaur, LLC	Delaware	471642389
L3 Investments, LLC	Delaware	352635603
Electrodynamics, Inc.	Arizona	363140903
Interstate Electronics Corporation	California	951912832
L3 Cincinnati Electronics Corporation	Ohio	310826926
Wescam USA, Inc.	Florida	593316817
L3 Westwood Corporation	Nevada	870430944
L3 Unmanned Systems, Inc.	Texas	752715474
Mustang Technology Group, L.P.	Texas	752816638
Aerosim Academy, Inc.	Florida	592802660
Aerosim Technologies, Inc.	Minnesota	411764806
Flight Training Acquisitions LLC	Delaware	271418095
ForceX, Inc.	Tennessee	201165961
L3 Kigre, Inc.	Ohio	341126612
L3 Doss Aviation, Inc.	Texas	760253726
L3 Open Water Power, Inc.	Delaware	461772526
Applied Defense Solutions, Inc.	Delaware	453846917

1 The subsidiary guarantor registrants have the following principal executive office:

c/o L3 Technologies, Inc.
600 Third Avenue
New York, New York 11106
(212) 697-1111

Pursuant to the requirements of the Securities Exchange Act of 1934, L3 Technologies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person on July 11, 2019.

L3 TECHNOLOGIES, INC.

By:	/s/ Allen Danzig
Name:	Allen Danzig
Title:	Vice President, Assistant General Counsel and Assistant Secretary

Pursuant to the requirements of the Securities Exchange Act of 1934, the subsidiary guarantor registrants listed below have each caused this certification/notice to be signed on its behalf by the undersigned duly authorized person on July 11, 2019.

L3 APPLIED TECHNOLOGIES, INC. (F/K/A L-3 APPLIED TECHNOLOGIES, INC.)
L-3 COMMUNICATIONS AIS GP CORPORATION
L3 AVIATION PRODUCTS, INC. (F/K/A L-3 COMMUNICATIONS AVIONICS SYSTEMS, INC.)
L3 ELECTRON DEVICES, INC. (F/K/A L-3 COMMUNICATIONS ELECTRON TECHNOLOGIES, INC.)
L3 ESSCO, INC. (F/K/A L-3 COMMUNICATIONS ESSCO, INC.)
L-3 COMMUNICATIONS FLIGHT CAPITAL LLC
L3 FOREIGN HOLDINGS, INC. (F/K/A L-3 COMMUNICATIONS FOREIGN HOLDINGS, INC.)
L-3 COMMUNICATIONS INVESTMENTS INC.
L3 SECURITY & DETECTION SYSTEMS, INC. (F/K/A L-3 COMMUNICATIONS SECURITY AND DETECTION SYSTEMS, INC.)
L-3 DOMESTIC HOLDINGS, INC.
L3 FUZING AND ORDNANCE SYSTEMS, INC. (F/K/A L-3 FUZING AND ORDNANCE SYSTEMS, INC.)
L3 UNIDYNE, INC. (F/K/A L-3 UNIDYNE, INC.)
POWER PARAGON INC.
SPD ELECTRICAL SYSTEMS, INC.
L-3 AFGHANISTAN, LLC
L-3 CENTAUR, LLC
L3 INVESTMENTS, LLC
ELECTRODYNAMICS, INC.
INTERSTATE ELECTRONICS CORPORATION
L3 CINCINNATI ELECTRONICS CORPORATION (F/K/A L-3 COMMUNICATIONS CINCINNATI ELECTRONICS CORPORATION)
WESCAM USA, INC. (F/K/A L-3 COMMUNICATIONS EO/IR, INC.)
L3 WESTWOOD CORPORATION (F/K/A L-3 COMMUNICATIONS WESTWOOD CORPORATION)
L3 UNMANNED SYSTEMS, INC. (F/K/A L-3 UNMANNED SYSTEMS, INC.)
AEROSIM ACADEMY, INC.
AEROSIM TECHNOLOGIES, INC.
FLIGHT TRAINING ACQUISITIONS LLC
FORCEX, INC.
L3 KIGRE, INC.
L3 DOSS AVIATION, INC.
L3 OPEN WATER POWER, INC.
APPLIED DEFENSE SOLUTIONS, INC. (F/K/A L3 ADVANCED PROGRAMS, INC.)

By:	/s/ Ronald Mandler
Name:	Ronald Mandler
Title:	Assistant Secretary

Pursuant to the requirements of the Securities Exchange Act of 1934, the subsidiary guarantor registrants listed below have each caused this certification/notice to be signed on its behalf by the undersigned duly authorized person on July 11, 2019.

L-3 COMMUNICATIONS INTEGRATED SYSTEMS L.P.
By: L-3 COMMUNICATIONS AIS GP CORPORATION, as General Partner

By:	/s/ Ronald Mandler
Name:	Ronald Mandler
Title:	Assistant Secretary

MUSTANG TECHNOLOGY GROUP, L.P.
By: L3 TECHNOLOGIES , INC., as General Partner

By:	/s/ Allen Danzig
Name:	Allen Danzig
Title:	Vice President, Assistant General Counsel and Assistant Secretary